Exhibit (a)(12)

                              FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension of and amendment to the tender offer for Consolidated Capital Institutional Properties 2

Moraga, Calif. (Market Wire)--June 5, 2007-- MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MacKenzie Patterson Special Fund 5, LLC; Real Estate Securities Fund 1983, LP; and MacKenzie Patterson Fuller, LP (the "Purchasers") have extended the expiration date with respect to their tender offer for units of limited partnership interests (the "Units") in Consolidated Capital Institutional Properties 2 (the "Partnership"), through June 22, 2007 and increased the Offer Price to $17.00 per Unit. The Offer has been amended to increase the price to $17 per Unit and to add a Purchaser, Real Estate Securities Fund 1983, LP.

As of the date hereof, a total of approximately 4,127 Units have been tendered by Unitholders and not withdrawn. No other Units have been tendered to date.

Unitholders should read the Offer to Purchase and the related materials carefully because they contain important information. Unitholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplemental Letters to Unitholders, the Letter of Transmittal, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Unitholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556